February 8, 2019

Timothy Mulieri
Vice President, Corporate Controller
NII Holdings Inc
12110 Sunset Hills Road
Suite 600
Reston, VA 20190

       Re: NII Holdings Inc
           Form 10-K for the Year Ended December 31, 2017
           Filed March 15, 2018
           File No. 001-37488

Dear Mr. Mulieri:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
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